UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2022

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

ASLAN Pharmaceuticals initiates Phase 2b study of ASLAN004 (eblasakimab) in moderate-to-severe atopic dermatitis

On January 21, 2022, ASLAN Pharmaceuticals Limited (the “Company”) announced that it has screened the first patient in its Phase 2b dose-ranging clinical study of eblasakimab in adults with moderate-to-severe atopic dermatitis (AD), known as the TRials with EblasaKimab in Atopic Dermatitis (TREK-AD) study. Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor that has the potential to provide a differentiated treatment option for patients. The Company expects to report topline findings from the 16-week treatment period in the first half of 2023.

The randomized, double-blind, placebo-controlled, dose-ranging clinical study will evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD who are candidates for systemic therapy. The TREK-AD study will randomize patients equally to four active treatment arms and one placebo arm, evaluating eblasakimab 300mg dosed every two weeks, 400mg dosed every two weeks, 400mg dosed every four weeks and 600mg dosed every four weeks.

The study is expected to enroll approximately 300 adult patients across 100 sites in North America, Europe and Asia Pacific and will consist of a 16-week treatment period and a 12-week safety follow-up period. The primary efficacy endpoint is percentage change in Eczema Area Severity Index (EASI) score from baseline to week 16. Key secondary efficacy endpoints include the proportion of patients achieving Investigator Global Assessment (IGA) score of 0 (clear) or 1 (almost clear), proportion of patients with a 75% or greater reduction in EASI (EASI-75), proportion of patients achieving EASI-50 and EASI-90, and changes in peak pruritus.

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768) and Registration Statement on Form S-8 (File No. 333-252118).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize ASLAN004; the safety and efficacy of ASLAN004; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for ASLAN004; and the potential for ASLAN004 as a first-in-class monoclonal antibody targeting the IL-13 receptor that has the potential to provide a differentiated treatment option for patients. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 23, 2021. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “view,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated January 21, 2022 regarding announcement of Phase 2b study of ASLAN004 (eblasakimab) in moderate-to-severe atopic dermatitis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: January 21, 2022